UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
 (Translation of registrant’s name into English)

Republic of Peru
 (Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: July 21, 2016

Second Quarter 2016 Earnings Release For more information please visit www.cementospacasmayo.com.pe/investors or contact: In Lima: Manuel Ferreyros, CFO
Claudia Bustamante, Head of Investor Relations Cementos Pacasmayo Tel: (511) 317‐6000 ext. 2165 E‐mail: cbustamante@cpsaa.com.pe In New York: Hugh Collins
MBS Value Partners Tel: (212) 223-4632 E‐mail: hugh.collins@mbsvalue.com

Cementos Pacasmayo S.A.A. Announces Consolidated
Results for Second Quarter 2016

Lima, Peru, July 21, 2016 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Cementos Pacasmayo”) a leading cement company serving the growing Peruvian construction industry, announced today its consolidated results for the second quarter (“2Q16”) and six months (6M16) ended June 30, 2016. These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in nominal Peruvian Soles (S/).

Financial and Operational Highlights:

2Q16 Highlights
(All comparisons are to 2Q15, unless otherwise stated)

●	Volumes of cement, concrete and blocks rose 4.8%
●	Piura plant accounted for almost 40% of total cement and clinker production.
●	Revenues rose 9.1% to S/ 301.7 million
●	Consolidated EBITDA of S/ 93.1 million, up 15.7%, excluding S/.8.8 million non-operating income booked in 2Q15; including this income EBITDA was up 4.3%
●
Net income of S/ 31.3 million, down 18.9% excluding non-operating income booked in 2Q15, due to the stop in capitalization of borrowing costs and increased depreciation following the conclusion of the Piura plant project.

●
Compared to 1Q16, results have increased substantially: gross margin increased 5 percentage points, EBITDA margin increased 3.3 percentage points, and net income margin increased 1.5 percentage points.

6M16 Highlights
(All comparisons are to 6M15, unless otherwise stated)

●	Volumes of cement, concrete and blocks rose 6.5%
●	Revenues rose 7.8% to S/ 611.3 million
●	Consolidated EBITDA of S/ 178.6 million, up 5.2% excluding non-operating income
●
Net income of S/ 59.0 million, down 35.0% excluding non-operating income, due to lower gross profit in 1Q16 and the stop in capitalization of borrowing costs and increased depreciation following the conclusion of the Piura plant project.

	Financial and Operating Results
	2Q16	2Q15	% Var.		6M16	6M15	% Var.

Financial and Operating Results
Cement, concrete and blocks sales volume	539.7	514.9	5%		1,134.1	1,064.9	6.5%

In millions of S/.
Sales of goods	301.7	276.5	9%		611.3	567.1	8%
Gross profit	126.4	119.5	6%		240.7	244.6	-2%
Operating profit	65.9	73.0	-10%		127.3	145.3	-12%
Net income	31.3	44.3	-29%		59.0	96.5	-39%
Net income of Controlling Interest	32.5	45.3	-28%		60.9	98.5	-38%
Consolidated EBITDA	93.1	89.3	4%		178.6	178.5	0%
Cement EBITDA *	96.3	92.4	4%		183.2	184.4	-1%
Gross Margin	41.9%	43.2%	-1.3	pp.	39.4%	43.1%	-3.7	pp.
Operating Margin	21.8%	26.4%	-4.6	pp.	20.8%	25.6%	-4.8	pp.
Net income Margin	10.4%	16.0%	-5.6	pp.	9.7%	17.0%	-7.3	pp.
Net Income of Controlling Interest Margin	10.8%	16.4%	-5.6	pp.	10.0%	17.4%	-7.4	pp.
Consolidated EBITDA Margin	30.9%	32.3%	-1.4	pp.	29.2%	31.5%	-2.3	pp.
Cement EBITDA Margin	31.9%	33.4%	-1.5	pp.	30.0%	32.5%	-2.5	pp.

* Corresponds to EBITDA excluding the Fosfatos del Pacifico and Salmueras Sudamericanas projects which are not linked to the cement business and are currently in pre-operating stages, therefore they are not generating revenues.
(Missing Graphic Reference)

Management Comments

Cementos Pacasmayo posted a robust performance in the second quarter of 2016, as we reaped the reward of our efficient production and our leading position in the cement market.

The environment for construction in the north of Peru remained positive in the second quarter of the year. State and local governments continue to execute on major infrastructure projects, while the self-construction market also tracked higher. These factors drove 4.8% growth in volumes of cement, concrete and blocks in the quarter.

Operationally, we met this increased demand with supply from our high-efficiency Piura plant. This facility is operating close to its initial utilization rate of 60%, and supplied almost 40% of our total cement and clinker in the second quarter. This efficient clinker production eliminated the need to import clinker, removing our exposure to this volatile expense item, and allowing for margin improvement.

These positive environment and operations drove vigorous financial results across several key metrics.   Quarterly revenues rose 9.1%, almost twice the rate of our volume growth, while EBITDA rose 15.7%, and EBITDA margin expanded 180 basis points to 30.9%,  excluding S/ 8.8 million of non-operating income booked in 2Q15. Including this non-operating income, EBITDA grew 4.3%, in the second quarter.

The outlook for the second half of 2016 remains solid. The demand environment for cement should remain positive, with local governments continuing to execute on major infrastructure projects, while the private sector and self-construction markets should also show further growth. In addition, there is potential upside late in the year from federal government spending following the recent presidential election, as well as new rules intended to boost individual spending on new homes. Together, these factors should drive mid-single digit growth in full-year cement, concrete and blocks volumes.

For the future, we expect to see better results, as demand increases and fixed costs are already absorbed, allowing us to produce at a lower cost. We will meet this demand with a Piura facility operating at its initial capacity, our own supply of clinker, and our ongoing commitment to cost-control and efficient production, which have already driven a significant increase in margins. To sum up, we are optimistic about the second half of 2016 and the outlook for 2017 and beyond.

Economic Overview for 2Q16:

On April 21st, the Estudio Nacional de Fenomeno El Niño (ENFEN) officially declared the end of weather anomalies associated with El Niño. The effects were significantly less severe than expected, with little impact on the agricultural and fishing industries. Rains were not as heavy as expected, so there was no significant damage to infrastructure, as had been previously expected.

Presidential elections took place April 10th 2016, , the runoff was held on June 5th 2016. Pedro Pablo Kuczynski of the Peruvians for Change party, beat by a slight margin Keiko Fujimori of the Popular Force Party. Both of these parties presented business friendly and open-market policies that can guarantee the continuity of the current economic model, and the ability to undertake reforms to improve the macroeconomic indicators. Investment confidence has risen in recent months, with Apoyo Consultoria’s Confidence to Invest index reaching its highest level since 1Q14 in April.

Las elecciones presidenciales se llevaron a cabo con total normalidad el 10 de abril del 2016. Disputaron la segunda vuelta el 5 de junio, Pedro Pablo Kuczynski de Peruanos por el Kambio, quien ganó por un pequeño margen al partido de Keiko Fujimori, Fuerza Popular. Ambos partidos propusieron políticas económicas que permiten la continuidad del modelo económico y de libre mercado, además de realizar reformas para mejorar los indicadores macro económicos.  La confianza para invertir se ha incrementado recientemente, mostrada en el índice de Confianza para Invertir elaborado por Apoyo Consultoría, el cual muestra en abril su nivel más alto desde el 1T14.

A new law was passed recently, stating that 25% of your pension fund can be used towards the down payment for your first house. The Asociación de Empresas Inmobiliarias (ASEI) estimates that between 10,000 and 15,000 new houses will be sold during the next 12 months due to this law, boosting the housing and construction sector.

Source: Apoyo Consultoría

Peruvian Cement Industry Overview:

Cement demand in Peru is mainly supplied by Cementos Pacasmayo, UNACEM and Cementos Yura. Cementos
Pacasmayo primarily supplies the northern region of Peru, while UNACEM supplies the central region and
Cementos Yura the southern region.

The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 23% of the country’s population and 14% of national Gross Domestic Product (“GDP”).  Despite sustained growth in the last 10 years, Peru continues to have a significant housing deficit estimated at 1.9 million households throughout the country as per the Ministry of Housing, Construction and Sanitation.

In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

Peruvian Cement Market

Shipments by Plant and Market Share

Northern Region (thousands of metric tons)						
					Apr 2016	
Plant	2012	2013	2014	2015	LTM	% share
C. Pacasmayo	2,045	2,110	2,051	2,022	2,072	18.5%
C. Selva	200	240	296	288	295	2.6%
Imports	29	34	40	12	4	0.0%
Total	**2,274**	**2,384**	**2,387**	**2,322**	**2,371**	**21.1%**

Central Region (thousands of metric tons)						
					Apr 2016	
Plant	2012	2013	2014	2015	LTM	% share
UNACEM	5,315	5,612	5,701	5,546	5,429	48.6%
Caliza Inca	157	288	383	357	351	3.1%
Imports	409	465	461	507	499	4.5%
Total	**5,881**	**6,365**	**6,545**	**6,410**	**6,279**	**56.2%**

Southern Region (thousands of metric tons)						
					Apr 2016	
Plant	2012	2013	2014	2015	LTM	% share
Grupo Yura	2,203	2,515	2,600	2,480	2,543	22.7%
Total	**2,203**	**2,515**	**2,600**	**2,480**	**2,543**	**22.7%**
Total Regions	**10,358**	**11,264**	**11,532**	**11,212**	**11,193**	**100.0%**

Piura
Selva
Pacasmayo
UNACEM
UNACEM
Caliza Inca
Sur
Yura

Source: INEI

Main Infrastructure Projects in the Area of Influence:

Infrastructure spending is expected to be one of the main drivers of growth for 2016, according to Apoyo Consultoría. Newly elected President Kuczynski has spoken extensively about infrastructure being key for growth and development and has indicated that during his first months as President he will unlock US$ 8.5 billion in infrastructure spending in projects that have been awarded but are not currently underway.

Specifically in the northern region of Peru, where Cementos Pacasmayo is the leading provider of cement, there are three projects in the execution phase.

●
Talara Refinery – Cementos Pacasmayo has been contracted to provide cement, concrete and piles for this project.  The Company estimates that as of June 30, 2016, around 60% of the total cement needed has been shipped.

●	Chavimochic Project – Small shipments began in 3Q15. As of June 30, 2016, 35% of the total demand for the project had been shipped.

●
Longitudinal de la Sierra Highway – Cementos Pacasmayo has been contracted to provide cement and concrete for this project. As of June 30, 2016, the Company estimates that around 53% of the total demand for the project has been shipped.

Besides these projects, recently 3 other projects have started execution: The new city of olmos, alto Piura and the Huacrachuco-Sausacocha Highway.

Over US$24 billion [1] are expected to be invested within the next 5 years in the Northern Region of Peru, from which ~US$7 billion are already in execution or in public bid

Upgrade Talara Refinery US$3,500 MM
Alto Piura US$200 MM
Cañariaco US$1,600 MM
Hydro Plant Veracruz US$1,000 MM
Hydro Plant Cumba 4 US$970 MM
North International Highway US$750 MM
Hydro Plant Balsas US$1,200 MM
Airports (2) US$180 MM
La Granja US$1,000 MM
Yurimaguas Port US$66 MM
Bayovar Expansion US$200 MM
Ports (3) US$ 900 MM
Galeno US$2,500 MM
Del Sol Highway US$400 MM
Huacrachuco-Sausacocha Highway US$100 MM
Longitudinal De La Sierra Highway US$552 MM
New City of Olmos US$ 150 MM
Chavimochic US$700 MM
Del Norte Highway US$ 400 MM
Michiquillay US$700 MM
In Execution
Public Bid
Planning

Source: Proinversion, MINEM.
(1) Including US$7.5 billion of projects in stand-by.

Operating Results:

Production:

Cement Production Volume
(thousands of metric tons)

	Production
	2Q16	2Q15	% Var.		6M16	6M15	% Var.
Planta Pacasmayo	274.7	450.0	-39.0%		639.7	922.5	-30.7%
Planta Rioja	66.6	62.9	5.9%		143.6	133.9	7.2%
Planta Piura	229.1	-	N/	R	349.9	-	N/	R
Total	570.4	512.9	11.2%		1,133.2	1,056.4	7.3%

Cement production volume at the Pacasmayo plant in 2Q16 decreased 39.0% compared to 2Q15, and 30.7% in 6M16 compared to 6M15, mainly due to the beginning of cement production in the Piura plant. Higher production volume has been assigned to the Piura plant due to its higher efficiency and proximity to end markets.

Cement production volume at the Rioja Plant increased 5.9% in 2Q16 compared to 2Q15 and 7.2% in 6M16 compared to 6M15, mainly due to increased demand.

With the new plant in Piura now producing, total cement production volumes in 2Q16 increased 11.2% compared to 2Q15 and 7.3% in 6M16 compared to 6M15, mainly due to increased demand and some production to build inventories.

Clinker Production Volume
(thousands of metric tons)

	Production
	2Q16	2Q15	% Var.		6M16	6M15	% Var.
Planta Pacasmayo	247.4	236.0	4.8%		400.6	488.6	-18.0%
Planta Rioja	44.8	53.1	-15.6%		105.7	116.6	-9.3%
Planta Piura	164.0	-	N/	R	244.7	-	N/	R
Total	456.2	289.1	57.8%		751.0	605.2	24.1%

Clinker production volume at the Pacasmayo plant in 2Q16 increased 4.8% when compared to 2Q15, mainly due to the end of clinker imports and the inventory buildup. As expected, during 2Q16, no imported clinker was consumed, as the Piura plant is now fully operational. During 6M16, clinker production at the Pacasmayo plant decreased 18% compared to 6M15, mainly due to the ramp up of the Piura plant and maintenance of the main kiln in Pacasmayo during 1Q16.

Clinker production volume at the Rioja plant decreased 15.6% in 2Q16 compared to 2Q15, mainly due to production for inventory purposes during 2Q15. Likewise, clinker production volume in 6M16 decreased 9.3% compared to 6M15.

With the Piura plant now fully operational on clinker production, total clinker production volume increased 57.8% during 2Q16 compared to 2Q15, and 24.1% in 6M16 compared to 6M15, mainly due to the replacement of imported clinker with Piura clinker.

Quicklime Production Volume
(thousands of metric tons)

	Production
	2Q16	2Q15	% Var.	6M16	6M15	% Var.
Pacasmayo Plant	48.0	30.2	58.9%	72.2	56.9	26.9%

Quicklime production volume increased 58.9% in 2Q16 compared to 2Q15, and 26.9% in 6M16 compared to 6M15, mainly due to increased demand during 2Q16.

Installed Capacity:

Installed Cement and Clinker Capacity

Annual installed cement capacity at the Pacasmayo and Rioja plants was stable at 2.9 million MT and 440,000 MT respectively. As of 4Q15, the annual installed cement capacity at the Piura plant is 1.6 million MT.

The annual installed clinker capacity at the Pacasmayo and Rioja plants remained stable at 1.5 million MT and 280,000 MT respectively. As of 2Q16, the annual installed clinker capacity at the Piura plant is 1.0 million MT.

Utilization Rate1:

Pacasmayo Plant Utilization Rate

	Utilization Rate
	2Q16	2Q15	% Var.	6M16	6M15	% Var.
Cement	37.9%	62.1%	-24.2 pp.	44.1%	63.6%	-19.5 pp.
Clinker	66.0%	62.9%	3.1 pp.	53.4%	65.1%	-11.7 pp.
Quicklime	80.0%	50.3%	29.7 pp.	60.2%	47.4%	12.8 pp.

The utilization rate of cement production at the Pacasmayo plant decreased 24.2 percentage points in 2Q16 compared to 2Q15, in line with the beginning of production in the Piura plant.

The utilization rate of clinker production in 2Q16 was 3.1 percentage points higher than in 2Q15, mainly due to the stop in consumption of imported clinker and some production for inventory purposes.

Additionally, the utilization rate of quicklime production increased 29.7 percentage points during 2Q16, compared with 2Q15, to satisfy increased demand.

1 The utilization rates are calculated by dividing production in a given period over nominal installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by 4.

Rioja Plant Utilization Rate

	Utilization Rate
	2Q16	2Q15	% Var.	6M16	6M15	% Var.
Cement	60.5%	57.2%	3.3 pp.	65.4%	60.9%	4.5 pp.
Clinker	64.0%	75.8%	-11.8 pp.	75.5%	83.3%	-7.8 pp.

The utilization rate of cement production at the Rioja plant was 60.5% in 2Q16, 3.3 percentage points higher than in 2Q15, and 65.4% during 6M16, 4.5 percentage points higher than 6M15, mainly due to higher production to satisfy increased demand.

The utilization rate of clinker production at the Rioja plant was 64.0% in 2Q16, 11.8 percentage points lower than 2Q15, mainly due to production for inventory purposes in 2Q15 and consumption of inventory during 2Q16. Likewise, during 6M16 the utilization rate of clinker production was 75.5%, 7.8 percentage points lower than in 6M16.

Piura Plant Utilization Rate

	Utilization Rate
	2Q16	2Q15	% Var.		6M16	6M15	% Var.
Cement	57.3%	-	N/	R	43.7%	-	N/	R
Clinker	65.6%	-	N/	R	48.9%	-	N/	R

The utilization rate of cement production at the Piura plant was 57.3% in 2Q16, and will now increase in line with demand. Likewise, the utilization rate of cement production for 6M16 was 43.7%.

The utilization rate of clinker production at the Piura plant was 65.6% in 2Q16 and 48.9% in 6M16.

Financial Results:

Income Statement:
The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results
(in millions of Soles S/)

	Income Statement
	2Q16	2Q15	% Var.		6M16	6M15	% Var.
Sales of goods	301.7	276.5	9.1%		611.3	567.1	7.8%
Gross Profit	126.4	119.5	5.8%		240.7	244.6	-1.6%
Total operating expenses, net	-60.5	-46.5	30.1%		-113.4	-99.4	14.1%
Operating Profit	65.9	73.0	-9.7%		127.3	145.3	-12.4%
Total other expenses, net	-19.4	-10.4	N/	R	-40.9	-10.3	297.1%
Profit before income tax	46.5	62.6	-25.7%		86.4	135.0	-36.0%
Income tax expense	-15.2	-18.4	-17.4%		-27.3	-38.4	-28.9%
Net Income	31.3	44.3	-29.3%		59.0	96.5	-38.9%
Non-controlling interests	1.2	1.0	20.0%		1.9	2.0	-5.0%
Net Income of controller	32.5	45.3	-28.3%		60.9	98.5	-38.2%

Revenues increased 9.1% during 2Q16 compared to 2Q15. Gross profit increased 5.8% in 2Q16 compared to 2Q15, mainly due to higher sales. Profit for the period decreased 29.3% during 2Q16 compared to 2Q15, mainly due to the stop in capitalization of borrowing costs and increased depreciation following the conclusion of the Piura plant project, non-operating income derived from the sale of real estate assets in 2Q15, and a negative exchange rate effect due to the appreciation of the sol during 2Q16 because the Company holds cash in dollars. Without the non-operating income effect, the decrease in net income would have been 18.9%.

During 6M16 revenues rose 7.8% compared to 6M15. Gross profit decreased 1.6% in 6M16 compared to 6M15, mainly due to higher use of imported clinker in 1Q16. Profit for the period decreased 38.9% during 6M16 compared to 6M15. Excluding the non-operating income booked in 2Q15, profit for the period decreased 35.0%.

Sales of Goods:

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and blocks
(in millions of Soles S/)

	Cement, concrete and blocks
	2Q16	2Q15	% Var.		6M16	6M15	% Var.
Sales of goods	265.5	239.9	10.7%		544.0	490.9	10.8%
Cost of Sales	-143.7	-124.5	15.4%		-311.6	-255.9	21.8%
Gross Profit	121.9	115.4	5.6%		232.4	235.0	-1.1%
Gross Margin	45.9%	48.1%	-2.2	pp.	42.7%	47.9%	-5.2	pp.

Sales of cement, concrete and blocks increased 10.7% during 2Q16 compared to 2Q15, as demand continued to increase. Gross margin decreased slightly 2.2 percentage points during 2Q16 compared to 2Q15, due to lower cement margin because of higher fixed costs due to the lower utilization rates and higher depreciation due to the startup of the Piura plant. However, it is important to note that gross margin was up significantly from 1Q16, increasing 6.2 percentage points quarter-on-quarter.

During 6M16, sales of cement, concrete and blocks increased 10.8% compared to 6M15. Gross margin decreased 5.2 percentage points, mainly due to temporary use of imported clinker and maintenance of our main kiln in Pacasmayo during 1Q16.

Sales of cement represented 81.9% of cement, concrete and block sales during 2Q16.

	Cement
	2Q16	2Q15	% Var.		6M16	6M15	% Var.
Sales of goods	217.5	205.5	5.8%		454.4	423.8	7.2%
Cost of Sales	-113.5	-99.8	13.7%		-250.4	-206.3	21.4%
Gross Profit	104.0	105.7	-1.6%		204.0	217.5	-6.2%
Gross Margin	47.8%	51.4%	-3.6	pp.	44.9%	51.3%	-6.4	pp.

Sales of cement increased 5.8% in 2Q16 compared to 2Q15, reflecting the improvement in cement demand in the northern market. Gross margin decreased 3.6 percentage points in 2Q16 compared to 2Q15 due to higher fixed costs due to the lower utilization rates and higher depreciation due to the startup of the Piura plant. However, it is important to mention that gross margin improved significantly from 1Q16, from 42.2% to 47.8%.

Likewise, during 6M16, sales of cement increased 7.2% compared to 6M15. Gross margin decreased 6.4 percentage points due to higher use of imported clinker in 1Q16 and higher fixed costs due to the lower utilization rates and higher depreciation due to the startup of the Piura plant.

Sales of concrete represented 15.7% of cement, concrete and block sales during 2Q16.

	Concrete
	2Q16	2Q15	% Var.		6M16	6M15	% Var.
Sales of goods	41.7	26.2	59.2%		75.3	52.5	43.4%
Cost of Sales	-24.9	-19.2	29.7%		-50.2	-39.5	27.1%
Gross Profit	16.7	7.0	138.6%		25.1	13.0	93.1%
Gross Margin	40.0%	26.7%	13.3	pp.	33.3%	24.8%	8.5	pp.

Sales of concrete increased 59.2% during 2Q16 compared to 2Q15, reflecting a significant increase in demand, mainly from infrastructure projects, as well as a successful pricing strategy. Gross margin increased 13.3 percentage points during 2Q16 compared to 2Q15 mainly due to an increase in prices and dilution of fixed costs due to higher sales volume.

Likewise, during 6M16, sales of concrete increased 43.4% and gross margin increased 8.5 percentage points.

Sales of blocks represented 2.4% of cement, concrete and block sales during 2Q16.

	Blocks, bricks and pavers
	2Q16	2Q15	% Var.		6M16	6M15	% Var.
Sales of goods	6.3	8.2	-23.2%		14.3	14.6	-2.1%
Cost of Sales	-5.2	-5.6	-7.1%		-11.0	-10.1	8.9%
Gross Profit	1.1	2.7	-59.3%		3.3	4.5	-26.7%
Gross Margin	17.5%	32.9%	-15.4	pp.	23.1%	30.8%	-7.7	pp.

During 2Q16, blocks, bricks and pavers sales decreased 23.2% compared to 2Q15, and gross margin decreased 15.4 percentage points, mainly due to the conclusion of infrastructure projects which boosted demand and margin in previous quarters.

During 6M16, blocks bricks and pavers sales decreased 2.1%, and gross margin decreased 7.7 percentage points.

Sales: Quicklime
(in millions of Soles S/)

	Quicklime
	2Q16	2Q15	% Var.		6M16	6M15	% Var.
Sales of goods	22.4	20.2	10.9%		37.0	39.2	-5.6%
Cost of Sales	-16.5	-16.7	-1.2%		-27.6	-31.0	-11.0%
Gross Profit	5.9	3.5	68.6%		9.4	8.1	16.0%
Gross Margin	26.3%	17.3%	9.0	pp.	25.4%	20.7%	4.7	pp.

Quicklime sales increased 10.9% in 2Q16 compared to 2Q15, mainly due to an increase in demand. Gross margin increased 9 percentage points, mainly due to efficiencies derived from greater production volume.

During 6M16, quicklime sales decreased 5.6% compared to 6M15, mainly due to lower demand during 1Q16, which was offset by a pickup in demand in 2Q16. Gross margin increased 4.7 percentage points, mainly due to improvements in production costs and efficiencies derived from greater production volume during 2Q16.

Sales: Construction Supplies2
(in millions of Soles S/)

	Construction Supplies
	2Q16	2Q15	% Var.		6M16	6M15	% Var.
Sales of goods	12.8	16.2	-21.0%		28.2	36.6	-23.0%
Cost of Sales	-12.4	-15.6	-20.5%		-27.8	-35.3	-21.2%
Gross Profit	0.4	0.6	-33.3%		0.4	1.3	-69.2%
Gross Margin	3.1%	3.7%	-0.6	pp.	1.4%	3.6%	-2.2	pp.

During 2Q16, sales of construction supplies decreased 21.0% compared to 2Q15, and 23.0% in 6M16 compared to 6M15, mainly due to lower demand and increased competition which resulted in lower prices.  Gross margin during 2Q16 remained stable compared to 2Q15, and decreased 2.2 percentage points in 6M16 compared to 6M15, mainly due to lower prices.

2 Construction supplies include the following products: steel rebars, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

Operating Expenses:

Administrative Expenses
(in millions of Soles S/)

	Administrative expenses
	2Q16	2Q15	% Var.	6M16	6M15	% Var.
Personnel expenses	25.1	26.4	-4.9%	51.3	53.8	-4.6%
Third-party services	15.7	15.0	4.7%	30.0	28.3	6.0%
Board of directors compensation	1.5	1.6	-6.3%	3.0	3.4	-11.8%
Depreciation and amortization	3.8	2.8	35.7%	6.8	5.7	19.3%
Other	2.7	3.5	-22.9%	6.0	6.6	-9.1%
Total	48.8	49.3	-1.0%	97.1	97.8	-0.7%

During 2Q16 administrative expenses remained stable compared to 2Q15, as well as during 6M16 compared to 6M15.

Selling Expenses
(in millions of Soles S/)

	Selling and distribution expenses
	2Q16	2Q15	% Var.	6M16	6M15	% Var.
Personnel expenses	4.1	3.4	20.6%	8.2	7.1	15.5%
Advertising and promotion	4.1	2.2	86.4%	7.5	4.5	66.7%
Other	2.3	1.7	35.3%	3.9	2.6	50.0%
Total	10.5	7.3	43.8%	19.6	14.2	38.0%

During 2Q16 selling expenses increased 43.8% compared to 2Q15, in line with an increase in sales and due to an increase in advertising and promotion expenses budget, linked to the increase in sales volume. Likewise, selling expenses during 6M16 increased 38.0% compared to 6M15.

EBITDA Reconciliation:
Consolidated EBITDA
(in millions of Soles S/)

	Consolidated EBITDA
	2Q16	2Q15	Var %.		6M16	6M15	Var %.
Net Income	31.3	44.3	-29.3%		59.0	96.5	-38.9%
+ Income tax expense	15.2	18.4	-17.4%		27.3	38.4	-28.9%
- Finance income	-0.4	-0.9	-55.6%		-0.6	-1.5	-60.0%
+ Finance costs	18.9	11.9	58.8%		35.7	17.0	N/	R
+/- Net (loss) gain from exchange rate	0.9	-0.5	N/	R	5.8	-5.2	N/	R
+ Depreciation and Amortization	27.2	16.3	66.9%		51.3	33.3	54.1%
Consolidated adjusted EBITDA	93.1	89.3	4.3%		178.6	178.5	0.1%
EBITDA from FdP y Salsud *	3.2	3.1	3.2%		4.6	5.9	-22.0%
Cement EBITDA	96.3	92.4	4.2%		183.2	184.4	-0.7%

*   Corresponds to EBITDA excluding the Fosfatos del Pacifico and Salmueras Sudamericanas projects which are not linked to the cement business and are currently in pre-operating stages, therefore they are not generating revenues.

During 2Q16, consolidated EBITDA increased 4.3% to S/ 93.1 million compared to S/ 89.3 million in 2Q15, mainly as a result of higher sales volume and improved operational efficiency from the Piura plant, offset by a non-operating income derived from the sale of real estate assets in 2Q15. Excluding this S/ 8.8 million income, the increase in consolidated EBITDA would have been 15.7%,

During 6M16, consolidated EBITDA remained flat compared to 6M15. Excluding the S/ 8.8 million income derived from the sale of real estate assets in 2Q15, consolidated EBITDA would have increased 5.2%.

Cash and Debt Position:

Cash:

Consolidated Cash
(in millions of Soles S/)

As of June 30, 2016, the Company’s cash position was S/ 124.6 million (US$ 37.9 million). This balance includes certificates of deposit for S/ 98.4 million (US$ 30.0 million), distributed as follows:

Certificates of deposits in Soles
Bank	Amount (S/.)	Interest rate	Initial Date	Maturity Date

Banco de Crédito del Perú	S/. 5.5	4.95%	June 30,2016	July 14, 2016
Banco de Crédito del Perú	S/. 6.0	5.05%	June 20,2016	August 18, 2016
Banco de Crédito del Perú	S/. 5.0	4.90%	June 2,2016	August 1, 2016
Banco de Crédito del Perú	S/. 8.0	5.10%	June 17,2016	August 18, 2016

	S/. 24.5

Certificates of deposits in US Dollars
Bank	Amount (USD)	Interest rate	Initial Date	Maturity Date

Banco de Crédito del Perú	S/. 1.0	0.36%	June 15,2016	August 18, 2016
Banco de Crédito del Perú	S/. 2.0	0.30%	June 7,2016	July 7, 2016
Banco de Crédito del Perú	S/. 2.0	0.30%	June 9,2016	August 18, 2016
Banco de Crédito del Perú	S/. 2.0	0.36%	June 17,2016	August 18, 2016
Banco de Crédito del Perú	S/. 15.5	0.36%	June 13,2016	August 18, 2016

	USD 22.5

The remaining balance of S/ 26.2 million (US$ 8.0 million) is held mainly in the Company’s bank accounts, of which US$ 3.2 million are denominated in US dollars and the remainder in Soles.

Debt Position:

Consolidated Debt
(in millions of Soles S/)

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest.

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Debt adjusted by hedge	-	-	-	913.3	913.3
Future interest payments	44.4	88.8	88.8	88.8	310.8
Total	44.4	88.8	88.8	1,002.1	1,224.1

As of June 30, 2016, the Company’s total outstanding debt reached S/ 986.7 million (US$ 300.0 million), which correspond to the international bonds issued in February 2013. These bonds have a coupon rate of 4.50% with a 10-year bullet maturity.

As of June 30, 2016, the Company has entered into cross currency swap hedging agreements for US$300 million to manage foreign exchange risks related to US dollar-denominated debt. The adjusted debt by hedge is  S/ 913.3 million (US$ 277.7 million).

Net Adjusted Debt/EBITDA ratio was 2.0x

Capex

Capex
(in millions of Soles S/)

During 6M16, the Company invested S/ 78.1 million (US$ 23.7 million), allocated to the following projects:

Projects	6M16
New Piura Plant	49.8
Pacasmayo Plant Projects	12.1
Phosphate Project	11.1
Concrete and aggregates equipment	4.3
Construction of diatomite brick plant	0.4
Rioja Plant Projects	0.4
Other investing activities	-
Total	78.1

Projects

Fosfatos del Pacífico S.A.

In December 2011, the Company sold a 30% stake of the subsidiary Fosfatos del Pacifico S.A. for US$ 46.1 million to an affiliate of Mitsubishi Corporation, a globally-integrated company listed on the Tokyo Stock Exchange, which develops and operates business in multiple sectors.

In accordance with the terms of sale, Mitsubishi Corporation signed a long-term contract of purchase and sale (Off Take Agreement), in which it commits to acquire 2 million MT of phosphate per year with the option to buy an additional 0.5 million MT per year. The agreement has a term of 20 years.

Fosfatos del Pacifico hired companies to begin a basic engineering study for the project’s various sections. Those selected were: Golder Associates to study the mine, a FL Smidth Minerals-Jacobs-Golder Associates consortium to study the plant, Berenguer Ingenieros to study the port, and Pepsa Tecsult and Aecom to study the electrical transmission and water. During the second half of 2014, value engineering was developed to identify opportunities to improve design, construction, and project operations. Fosfatos del Pacifico hired the main engineering companies (Hatch, Ausenco and WorleyParsons) according to experience and knowledge in various areas. Within the main scope of this value engineering are the change in the methodology of mining, from a conventional mining to a continuous mining system, thereby making the mining process more efficient; the reduction of the footprint of the processing plant without reducing capacity; and size reduction of the port according to the capacity requirements of the project.

In March 2014, the environmental impact study for the phosphate project was approved. This is an important milestone in the development of the project and reflects the Company’s commitment to its execution.

In April 2015, the onsite Laboratory was certified as Overseas Member of the Association of Fertilizer and Phosphate Chemists and ISO 9001.

During 2015 the project incorporated the value engineering findings, from a conceptual level to a basic engineering level, which allowed for a more accurate analysis of the project. In order to integrate the engineering efforts of the different components of the project, through a bidding process, Pacasmayo hired WorleyParsons to act as “Project Management Consultant”, a position it will hold throughout the engineering process, as well as during the procurement, construction, and start of operations.

The feasibility study was concluded at the end of 2015 and the Company is currently evaluating next steps.

Salmueras Sudamericanas S.A.
In 2011, the Company signed an agreement with Quimica del Pacifico (Quimpac), a leading Peruvian chemical company, to establish Salmueras Sudamericanas S.A., in which the Company owns 74.9% of the outstanding shares, with Quimpac holding the remaining 25.1%.

The basic engineering study was conducted by the German company, K-Utec AG Salt Technologies, which has over 50 years of experience in the salt business, and is currently being evaluated by both partners in order to determine how to move forward according to their investment priorities. The environmental impact study was approved in December 2014.

Recent Events

Good Corporate Index   – In July 2016, for the seventh consecutive year, Cementos Pacasmayo was selected as part of the Good Corporate Governance Index by the Lima Stock Exchange.

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a cement company, located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 57 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/investors

Note: The Company presented some figures converted from Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Soles to U.S. dollars was S/ 3.289 per US$ 1.00, which was the exchange rate, reported as of June 30, 2016 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Interim condensed consolidated statements of financial position
As of June 30, 2016 (unaudited) and December 31, 2015 (audited)

Assets	As of jun-16	As of Dec-15
Current Assets	S/ (000)	S/ (000)
Cash and term deposits	124,611	158,007
Trade and other receivables	87,308	110,897
Prepayments	24,047	7,188
Inventories	352,323	307,478
Income tax prepayments	51,318	44,910
	639,607	628,480

	As of jun-16	As of Dec-15
Non-current assets	S/ (000)	S/ (000)
Other receivables	67,338	64,145
Prepayments	967	1,432
Available-for-sale financial investments	649	436
Other financial instruments	91,813	124,770
Property, plant and equipment	2,513,762	2,490,815
Exploration and evaluation assets	88,997	81,862
Deferred income tax assets	23,046	21,077
Other assets	675	777
	2,787,247	2,785,314

Total assets	3,426,854	3,413,794

Liabilities and equity	As of jun-16	As of Dec-15
Current liabilities	S/ (000)	S/ (000)
Trade and other payables	168,054	170,761
Income tax payable	2,357	3,906
Provisions	40,707	28,880
	211,118	203,547

	As of jun-16	As of Dec-15
Non-current liabilities	S/ (000)	S/ (000)
Interest-bearing loans and borrowings	976,927	1,012,406
Other non-current provisions	11,543	32,638
Deferred income tax liabilities	118,982	119,069
	1,107,452	1,164,113

Total liabilities	1,318,570	1,367,660
0
Equity	As of jun-16	As of Dec-15
	S/ (000)	S/ (000)
Capital stock	531,461	531,461
Investment shares	50,503	50,503
Treasury shares	-108,248	-108,248
Additional paid-in capital	545,945	553,466
Legal reserve	182,552	176,458
Other reserves	14,281	11,649
Retained earnings	782,615	727,765

Equity attributable to equity holders of the parent	1,999,109	1,943,054
Non-controlling interests	109,175	103,080

Total equity	2,108,284	2,046,134

Total liabilities and equity	3,426,854	3,413,794

Interim condensed consolidated statements of profit or loss
For the three and six-month periods ended June 30, 2016 and June 30, 2015 (both unaudited)

	2Q16	2Q15	6M16	6M15
	S/ (000)	S/ (000)	S/ (000)	S/ (000)
Sales of goods	301,653	276,462	611,253	567,066
Cost of sales	-175,283	-156,930	-370,598	-322,448
Gross profit	126,370	119,532	240,655	244,618

Operating expenses
Administrative expenses	-48,727	-49,288	-97,136	-97,762
Selling and distribution expenses	-10,482	-7,306	-19,558	-14,205
Other operating income (expenses), net	-1,271	10,086	3,312	12,600
Total operating expenses , net	-60,480	-46,508	-113,382	-99,367

Operating profit	65,890	73,024	127,273	145,251

Other income (expenses)
Finance income	350	949	616	1,486
Finance costs	-18,908	-11,907	-35,747	-17,045
Net gain (loss) from exchange difference, net	-873	581	-5,762	5,266

Total other expenses, net	-19,431	-10,377	-40,893	-10,293

Profit before income tax	46,459	62,647	86,380	134,958

Income tax expense	-15,155	-18,380	-27,335	-38,434
Profit for the period	31,304	44,267	59,045	96,524

Attributable to:
Equity holders of the parent	32,485	45,253	60,944	98,485
Non-controlling interests	-1,181	-986	-1,899	-1,961
Net income	31,304	44,267	59,045	96,524

Earnings per share
Basic and diluted for period attributable to equity holders of common shares
and investment shares of the parent (S/ per share)	0.06	0.08	0.11	0.17

Interim condensed consolidated statements of changes in equity
For the six-month periods ended June 30, 2016 and June 30, 2015 (both unaudited)

	Attributable to equity holders of the parent
	Capital stock S/ (000)	Investment shares S/ (000)	Treasury shares S/ (000)	Additional paid-in capital S/ (000)	Legal reserve S/ (000)	Unrealized gain on available-for-sale investments S/ (000)	Unrealized gain on derivative financial instruments S/(000)	Retained earnings S/ (000)	Total S/ (000)	Non-controlling interests S/ (000)	Total equity S/ (000)

Balance as of January 1, 2015	531,461	50,503	-	553,791	154,905	218	4,926	696,736	1,992,540	78,145	2,070,685
Profit for the period	-	-	-	-	-	-	-	98,485	98,485	-1,961	96,524
Other comprehensive income	-	-	-	-	-	-84	-6,643	-	-6,727	-	-6,727
Total comprehensive income	-	-	-	-	-	-84	-6,643	98,485	91,758	-1,961	89,797

Appropriation of legal reserve	-	-	-	-	9,849	-	-	-9,849	-	-	-
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	-	277	277
Other adjustments of non-controlling interests	-	-	-	-325	-	-	-	-	-325	325	-

Balance as of June 30, 2015	531,461	50,503	-	553,466	164,754	134	-1,717	785,372	2,083,973	76,786	2,160,759

Balance as of January 1, 2016	531,461	50,503	-108,248	553,466	176,458	-11	11,660	727,765	1,943,054	103,080	2,046,134
Profit for the period	-	-	-	-	-	-	-	60,944	60,944	-1,899	59,045
Other comprehensive income	-	-	-	-	-	159	2,473	-	2,632	-	2,632
Total comprehensive income	-	-	-	-	-	159	2,473	60,944	63,576	-1,899	61,677

Appropriation of legal reserve	-	-	-	-	6,094	-	-	-6,094	-	-	-
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	-	473	473
Other adjustments of non-controlling interests	-	-	-	-7,521	-	-	-	-	-7,521	7,521	-

Balance as of June 30, 2016	531,461	50,503	-108,248	545,945	182,552	148	14,133	782,615	1,999,109	109,175	2,108,284